Exhibit 23.5

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Amendment No. 1 to Registration Statement No. 333-186656 of Cole Real Estate Income Strategy (Daily NAV), Inc. on Form S-11 of our report dated February 17, 2012 related to the Statement of Revenues and Certain Operating Expenses of MT San Antonio Property for the year ended December 31, 2010 (which report expresses an unqualified opinion and includes an explanatory paragraph referring to the purpose and basis of presentation of the statement) appearing in the Current Report on Form 8-K/A of Cole Real Estate Income Strategy (Daily NAV), Inc. filed with the U.S. Securities and Exchange Commission on February 17, 2012, and to the reference to us under the heading “Experts” in the Prospectus, which is part of such Registration Statement.

/s/ DELOITTE & TOUCHE LLP

Phoenix, Arizona

August 16, 2013